Mail Stop 3561

May 29, 2007

Mr. William Alverson
Chief Executive Officer
95 Argonaut Street, First Floor
Aliso Viejo, California 92656

> **Re:** **Joystar, Inc.**
> **Registration Statement on Form SB-2**
> **Filed December 19, 2006**
> **File No. 333-139461**

Dear Mr. Alverson:

We have reviewed your response letter dated May 15, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis

Certain Relationships and Related Transactions, page 30

1.	We note from your response to our prior comment 2 that you revised the "Certain Relationships and Related Transactions" section on page 30, however the requested changes do not appear to have been made in the notes to the financial statements. Please revise Note 5 to the Company's financial statements to disclose the terms of the loan arrangement to Katherine T. West for $105,997. Also, please disclose in Note 5 the terms of the loan conversion to common stock. Additionally, please tell us where this loan conversion to common stock is included in the statement of stockholders' equity.

Notes to the Audited Financial Statements

Note 2. Significant Accounting Policies

- Revenue Recognition, page F-7

2.   We note that recognition of merchant revenue occurs on the date the traveler uses the inventory, such as the date of airline departure or hotel stay. Please tell us why you do not appear to have any unearned revenue recorded on the balance sheet as of December 31, 2006 and 2005, as we would assume there is a time lag between the sale of the inventory and the time that the traveler uses the inventory, which would result in an unearned revenue liability on the balance sheet at the time the reservation is booked until the time the traveler uses the inventory and revenue is recorded.

3.   We note your disclosure that host agency model revenue includes membership service revenues such as fee-based month-to-month non-obligatory payments, set-up fees and ongoing membership dues for members in renewal periods, and you record these revenues in the period you receive the fees. For amounts that relate to a future period of time (annual memberships, set-up fees, etc.), please tell us why you believe it is appropriate to recognize that revenue at the time the fees are received, rather than over the period of time covered by the fee. Refer to SAB Topic 13A:3(f) and 13A:4(a) for guidance.

4.   We note from your response to our prior comment 7 and your revised disclosure that override commissions are recognized each period based on projected and actual attainment of predetermined target sales levels. We also note your disclosure later in Note 2 that you receive overrides from certain travel suppliers in the form of commissions as well as co-op marketing earnings based on your gross travel bookings with the supplier, recognized each period based upon the Company's actual attainment of predetermined target sales levels. Please clarify for us when you recognize revenue from overrides and co-op marketing earnings. Please note that because this revenue is contingent on producing a certain level of bookings or sales, revenue should be recorded either upon final measurement, or recognized for the amount of the contingent payment that would be due under the agreement at any point in time (e.g., end of reporting period) as if the agreement was terminated at that date, provided the amount is realizable. See EITF Topic D-96. Please advise or revise accordingly.

- Accounts Receivable, page F-9

5. Please revise your critical accounting estimates section of MD&A to include a discussion of your accounting policy for accounts receivable and your allowance for doubtful accounts.

 - Net Loss per Share, page F-11

6. We note from your response to our prior comment 8 that you revised your financial statements in accordance with our comment, however the requested disclosure does not appear to have been made in the notes to the financial statements. As previously requested, please revise the notes to the financial statements to disclose the number of outstanding warrants and options that could potentially diluted basic earnings per share in the future but that <u>were not included</u> in the computation of diluted earnings per share for the periods presented because their impact was anti-dilutive. Refer to the disclosure requirements outlined in paragraph 40c of SFAS No.128.

- Accrued Liability Related to Warrants and Stock Purchase Rights, page F-11

7. We note the changes that have been made to the Company's December 31, 2006 financial statements in response to our prior comment number 3. Please revise to disclose the significant assumptions that were used to calculate the derivative liability for stock warrants and other stock purchase rights aggregating $7,801,193 at December 31, 2006. As part of your revised disclosure, please indicate whether any of this liability relates to your outstanding stock options in addition to your warrants. If not, please explain why.

Note 5. Capital Stock

Common Stock

8. We note from the disclosure included in Note 5 that the Company's outstanding warrants to acquire common stock increased from 2,550,014 warrants outstanding at December 31, 2005 to 13,257,302 warrants outstanding at December 31, 2006. Given the significant increase in the number of outstanding warrants that occurred during 2006, please revise Note 5 to disclose the terms of all of the transactions in which the Company issued stock warrants during 2006. In this regard, we currently note that only the transactions in which the Company issued 803,000 Class A and Class B warrants, and 321,200 warrants to the selling agent for its financing transaction during the quarter ended December 31, 2006 are disclosed in Note 5. As part of your revised disclosure, please disclose the nature of the consideration received for the warrants and the related accounting treatment used.

9.   We note from your response to our prior comment 9 that you valued the shares
        issued for services during 2006 based on the fair market value as determined by a
        recent private placement transaction. We also note that you have disclosed
        several transactions where stock was issued for cash ranging from $.33 per share
        to $.53 per share (excluding the shares issued for cash during the three months
        ended June 30, 2006). Based on this range of prices, it appears that the value of
        the shares issued for services exceed the value of the shares issued for cash during
        2006. For each transaction in which stock was issued for services during 2006,
        please tell us how you determined the fair value. If the fair value of the stock
        issued for services is higher than the value of stock issued for cash in the same
        period, please explain to us why you believe that the value recorded for the non-
        cash transaction represents "fair value." Also, we note that during the three
        months ended June 30, 2006 you issued 65,666 common shares for cash of
        $325,200. Please tell us why these shares of stock were sold for $4.95 per share,
        an amount significantly higher than any other sales of common stock for cash
        during the year ended December 31, 2006.

10.   We note from your statement of stockholders' equity that 3,630,814 shares were
        issued in exchange for services during the year ended December 31, 2006. Please
        explain to us why this amount is not consistent with the number of shares issued
        in exchange for services during 2006 as disclosed in Note 5 to the financial
        statements. It appears that the 246,455 shares issued for services during the three
        months ended March 31, 2006 are not included in the total number of shares
        issued as presented on the statement of stockholders' equity. Please advise or
        revise accordingly.

11.   We note from your response to our prior comment 10 that the issuance of 742,211
        shares of common stock for a note payable to stockholder for $259,834 is a
        separate transaction from the issuance of 1,642,885 shares issued on June 15,
        2005 to two officers and directors upon conversion of their respective loans
        totaling $575,000. Please revise the statement of stockholders' equity and Note 5
        to disclose the transaction in which 1,642,885 shares were issued in exchange for
        loans totaling $575,000, or alternatively, please tell us where this transaction is
        included in the statement of stockholders' equity.

Note 6. Stock Options

12.   Please revise Note 6 to include disclosure of the general terms of the options
        issued under the plans, such as the requisite service periods and any other
        substantive conditions (including those related to vesting), and the maximum
        contractual term of equity (or liability) share options or similar instruments, and
        the number of shares authorized for awards of equity share options or other equity
        instruments.

13. We note from the statement of stockholders' equity that share based compensation was $267,936 for the year ended December 31, 2006, however, this differs from the amount of $501,436 presented on the statement of cash flows. Please tell us, and disclose in Note 6 to the financial statements, total compensation cost for share-based payment arrangements recognized in income as well as the total recognized tax benefit. See paragraph A240(g) of SFAS No. 123(R).

Updated Financial Statements

14. The financial statements should be updated, as necessary, to include the interim financial statements for the three months ended March 31, 2007 to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

15. Provide a currently dated consent from the independent public accountant in the next amendment.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief